Exhibit 99.3

Press release

WiLAN Reports Second Quarter 2013 Financial Results

OTTAWA, Canada – August 8, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the second quarter of fiscal year 2013 ended June 30, 2013. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2013 Highlights

•	Revenues of $19.9 million, exceeding guidance of $17.5 million.
•	Adjusted earnings amounted to a loss of $762,000, within our guidance range
•	Returned $7.1 million to shareholders in dividend and share buyback payments.
•	Signed license renewal agreement with Samsung Electronics.
•	Held cash and cash equivalents and short-term investments of $159.3 million at June 30, 2013.

“Our second quarter revenues exceeded our guidance and increased sequentially over the first quarter.” said Jim Skippen, President & CEO.  “Despite unusually high litigation activity targeted at realizing value from our broad portfolio of IP, our business generated $2.1 million from operations during the quarter and returned over $7.1 million to shareholders in dividend and share buyback payments.”

Added Skippen, “During the quarter we signed five new licenses including a broad Digital TV and Display portfolio license with Panasonic and an early license renewal with Samsung. We look forward to further strengthening our business relationship with Samsung and seeking opportunities to work together in the building of more valuable patent portfolios.”

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.04 per common share to be paid on October 4, 2013 to shareholders of record on September 13, 2013.

Second Quarter 2013 Revenue Review

In the three month period ended June 30, 2013, WiLAN generated revenues of $19.9 million, as compared to $20.8 million in the three month period ended June 30, 2012. Revenue recognized during the quarter from the license renewal agreement signed with Samsung replaced revenue that WiLAN would have received under the terms of the previous license agreement. For the three month period ended June 30, 2013, the top 10 licensees accounted for 85% of revenues, whereas the top 10 accounted for 86% of revenues in the three month period ended June 30, 2012.

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Second Quarter 2013 Operating Expense Review

In the three month period ended June 30, 2013, cost of revenue totaled $22.5 million as compared to $12.8 million in the three month period ended March 31, 2012. The increase in expenses is primarily attributable to an increase in litigation expense.

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Patent licensing	$1,311	$864	$2,209	$2,156
Litigation	14,582	5,839	26,782	9,697
Amortization of patents	6,323	5,922	12,828	11,851
Stock-based compensation	263	236	421	460
	$22,479	$12,861	$42,240	$24,164

For the three months ended June 30, 2013, litigation expenses amounted to $14.6 million compared to $5.8 million for the same period last year. The increase in litigation expense over the prior year period is attributable to an increased level of effort in ongoing patent infringement litigations including preparation for multiple claims construction hearings and multiple trials scheduled to take place in 2013.

In the second quarter ended June 30, 2013, MG&A expenses amounted to $3.9 million as compared to $3.3 million in the second quarter ended June 30, 2012. The increase in spending year over year is primarily attributable to increased staffing levels and an increase in public company related expenses.

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Marketing, general and administration costs	$3,014	$2,353	$5,144	$4,811
Asset write-off related to restructuring	-	209	-	209
Depreciation	118	137	242	272
Stock-based compensation	735	646	1,410	1,213
	$3,867	$3,345	$6,796	$6,505

Second Quarter 2013 Earnings Review

In the second quarter ended June 30, 2013, adjusted earnings amounted to a loss of $0.8 million or 1 cent per share as compared to adjusted earnings of $10.1 million, or 8 cents per share, in the comparative period last year. The decrease in adjusted earnings as compared to last year is primarily attributable to the increase in litigation expenses.

The Company generated a GAAP loss of $7.6 million, or 6 cents per share on a basic level, in the three month period ended June 30, 2013, as compared to a GAAP loss of $0.1 million, or nil per share on a basic level, in the same period last year. In the three month period ended June 30, 2013, the Company recorded an income tax recovery of $2.0 million as compared to an income tax expense of $1.4 million recorded in the same period last year.

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Second Quarter 2013 Balance Sheet and Cash Flow Review

At June 30, 2013, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $159.3 million, representing a decrease of $17.6 million from the cash position at December 31, 2012. The decrease is primarily attributable to $1.8 million cash utilized in operations, the payment of dividends totaling $9.1 million, the repurchase of common shares totaling $2.9 million and the purchase of patents and other intangibles totaling $3.0 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

Third Quarter 2013 Financial Guidance

For the third quarter 2013 ending September 30, 2013, the Company expects revenue to be at least $20.7 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the second quarter of 2013 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the third quarter are expected to be in the range of $20.5 million to $21.6 million of which $13.5 million to $14.5 million is expected to be litigation expense. For the third quarter of 2013, and assuming no additional agreements are signed, adjusted earnings are expected to be between a loss of $650,000 and earnings of $500,000.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2012 fiscal year dated March 7, 2013 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ended September 30, 2013 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

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WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – August 8, 2013 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=171192

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=171192 and accessible by telephone until 11:59 PM ET on November 6, 2013.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 417559

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “we believe”, “will generated”, “will strengthen”, “to work”, “to be”, “potential impact”, “may be”, “are expected”, “may differ”, “can be”, “may exceed”, “to negotiate”, “may vary” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenue
Royalties	$19,941	$20,791	$38,310	$45,484

Operating expenses
Cost of revenue	22,479	12,861	42,240	24,164
Research and development	2,130	1,980	4,281	4,751
Marketing, general and administration	3,867	3,345	6,796	6,505
Realized foreign exchange loss (gain)	99	(26)	188	(20)
Unrealized foreign exchange loss (gain)	1,167	1,105	2,111	(4,271)
Restructuring charges	-	418	-	418
Total operating expenses	29,742	19,683	55,616	31,547
Earnings (loss) from operations	(9,801)	1,108	(17,306)	13,937
Investment income	188	182	383	904
Interest expense	-	-	-	(1,126)
Debenture financing, net	-	-	-	(31,138)
Loss before income taxes	(9,613)	1,290	(16,923)	(17,423)

Provision for (recovery of) income tax expense
Current	1,293	697	2,594	1,922
Deferred	(3,274)	742	(5,451)	(4,785)
	(1,981)	1,439	(2,857)	(2,863)
Net and comprehensive loss	$(7,632)	$(149)	$(14,066)	$(14,560)

Loss per share
Basic	$(0.06)	$(0.00)	$(0.12)	$(0.12)
Diluted	$(0.06)	$(0.00)	$(0.12)	$(0.12)

Weighted average number of common shares
Basic	121,225,490	121,338,319	121,384,394	121,577,498
Diluted	121,225,490	121,338,319	121,384,394	121,577,498

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$157,817	$175,246
Short-term investments	1,474	1,617
Accounts receivable	5,881	1,139
Prepaid expenses and deposits	1,132	314
	166,304	178,316

Loan receivable	989	911
Furniture and equipment, net	948	1,272
Patents and other intangibles, net	132,151	116,846
Deferred tax asset	26,268	20,817
Goodwill	12,623	12,623
	$339,283	$330,785

Current liabilities
Accounts payable and accrued liabilities	$31,477	$22,406
Current portion of patent and licensing rights finance obligation	16,010	2,547
	47,487	24,953

Patent and licensing rights finance obligation	14,368	2,670
Success fee obligation	8,974	10,900
	70,829	38,523

Shareholders' equity
Capital stock	429,372	431,067
Additional paid-in capital	12,576	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(189,719)	(166,104)
	268,454	292,262
	$339,283	$330,785

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Cash generated from (used in)
Operations
Net loss	$(7,632)	$(149)	$(14,066)	$(14,560)
Non-cash items
Stock-based compensation	1,168	876	2,139	1,932
Depreciation and amortization	6,516	6,171	13,218	12,337
Foreign exchange loss	671	798	1,252	1,131
Deferred financing costs	-	-	-	1,746
Accretion of debt discount	-	-	-	25,175
Disposal of assets	-	209	-	209
Disposal of patents	-	-	46	-
Deferred income tax recovery	(3,274)	742	(5,451)	(4,785)
Accrued investment income	(39)	-	(79)	-
	(2,590)	8,647	(2,941)	23,185
Change in non-cash working capital balances
Accounts receivable	584	1,680	(4,742)	1,044
Prepaid expenses and deposits	(283)	(553)	(367)	(1,215)
Payments associated with success fee obligation	(659)	(9,745)	(2,172)	(9,745)
Due to related party	-	-	-	(7,102)
Accounts payable and accrued liabilities	5,023	2,542	8,416	2,402
Cash (used in) generated from operations	2,075	2,571	(1,806)	8,569
Financing
Dividends paid	(4,867)	(3,679)	(9,101)	(6,720)
Repayment of convertible debentures	-	-	-	(233,247)
Common shares repurchased under normal course issuer bid	(2,256)	(3,171)	(2,912)	(14,638)
Common shares issued for cash on the exercise of options	117	979	478	1,994
Common shares issued for cash from Employee Share Purchase Plan	102	116	102	116
Cash used in financing	(6,904)	(5,755)	(11,433)	(252,495)
Investing
Sale (purchase) of short-term investments	91	32	143	(38)
Purchase of furniture and equipment	(50)	(222)	(67)	(331)
Purchase of patents and other intangibles	(2,327)	(690)	(3,014)	(1,376)
Cash used in investing	(2,286)	(880)	(2,938)	(1,745)
Foreign exchange gain (loss) on cash held in foreign currency	(671)	(798)	(1,252)	3,056

Net cash and cash equivalents used in the period	(7,786)	(4,862)	(17,429)	(242,615)
Cash and cash equivalents, beginning of period	165,603	194,433	175,246	432,186
Cash and cash equivalents, end of period	$157,817	$189,571	$157,817	$189,571

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Wi-LAN Inc.

 Reconciliation of GAAP Net Earnings to Adjusted Earnings

 (Unaudited)

 (in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Net loss under GAAP	$(7,632)	$(149)	$(14,066)	$(14,560)

Adjusted for:
Unrealized foreign exchange (gain) loss	1,167	1,105	2,111	(4,271)
Depreciation and amortization	6,516	6,171	13,219	12,338
Stock based compensation	1,168	876	2,139	1,931
Restructuring and other one time charges	-	418	-	418
Gain of disposal of assets	-	-	(7)	-
Asset write-off related to restructuring	-	209	-	209
Interest expense	-	-	-	1,126
Debenture financing, net	-	-	-	31,138
Income tax expense (recovery)	(1,981)	1,439	(2,857)	(2,863)
Adjusted earnings (loss)	$(762)	$10,069	$539	$25,466

Adjusted earnings (loss) per basic share	$(0.01)	$0.08	$0.00	$0.21

Weighted average number of common shares
Basic	121,225,490	121,338,319	121,384,394	121,577,498

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